Japanese-language Semi-Annual Securities Report for the six-month ended September 30,2006, as filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 22, 2006, and which includes the following:

     I.   Corporate information

          A.   Corporate overview
               1.   History of changes in major business indices
               2.   Overview of business
               3.   Associated companies
               4.   Employee information

          B.   Business
               1.   Discussion of business results
               2.   Production, orders and sales
               3.   Management issues
               4.   Material contracts
               5.   Research and development

          C.   Capital assets
               1.   Changes in important capital assets
               2. Plans for new construction projects and disposition of facilities

          D.   Company information
               1.   Share information
                    a.   Total number of shares
                    b.   Stock acquisition rights
                    c.   Number of shares outstanding, changes in capital stock
                    d.   Major shareholders
                    e.   Voting rights
               2.   Changes in share price
               3.   Directors and corporate auditors

          E.   Financial information
               1.   Semi-annual consolidated financial statements and notes
               2.   Semi-annual unconsolidated financial statements and notes

          F.   Reference materials


     II.  Information on Guarantors

     Auditors Report

     Exhibits

          Certificate